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                            August 26, 2022

       Jeffrey MacLeod
       Chief Executive Officer and Director
       KWESST Micro Systems Inc.
       155 Terence Matthews Crescent, Unit #1
       Ottawa, Ontario, K2M 2A8

                                                        Re: KWESST Micro
Systems Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 16,
2022
                                                            File No. 333-266897

       Dear Mr. MacLeod:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

       Registration Statement on Form F-1 filed August 16, 2022

       Cover Page

   1. We note your revisions disclosing an assumed price of USD$6.77 per Common Unit (with each Pre-funded Unit to
be equal to the price per Common Unit minus USD$0.01). We
                                                        also note your
disclosure that the "actual public offering price per Common Unit and Pre-
                                                        funded Unit, as the
case may be, will not be determined by any particular formula but will rather be determined
through negotiations between us and the underwriter at the time of pricing." If you do not
expect the Common Units will be offered at USD$6.77 per unit, please provide a bona
fide price range and revise your disclosures accordingly. Refer to
                                                        Item 1 of Form F-1 and
the instructions to Item 501(b)(3) of Regulation S-K.
 Jeffrey MacLeod
KWESST Micro Systems Inc.
August 26, 2022
Page 2
Economic Dependence, page 56

2. We note your response to prior comment 10 indicating that, with respect to your MPSA agreement with GDMS, "KWESST is not dependent on the MPSA and the MPSA is not material to KWESST's business or profitability." Your revised disclosure on page 56 states that this customer contributed nearly 64 percent of your year-to-date revenue for fiscal 2022. Please refer to our prior comment and further clarify how you determined that there are no agreements with your customers that are material. With a view towards revised disclosure, if you do not believe the MPSA agreement is material, please advise whether there are other agreements with GDMS that you view as material given that this customer generated a majority of your recent revenue.
Events in the Development of the Business, page 59

3. We note you entered into a three-year contract with Counter-Crisis Technology Inc.
         Please disclose the contract's termination provision. Tell us what consideration you gave to filing a copy of this agreement as an exhibit to your registration statement. Refer to
         Items 4.B.6. and 19 of Form 20-F.
General

4. Your revised disclosure on page 3 indicates that you expect to begin "commercializing"
       the single-shot PARA OPS device by the end of the fourth quarter of fiscal 2022.
       However, you disclose on page 65 that the launch of your PARA OPS business line is expected "during the third quarter of Fiscal 2022." Further, it appears that you expect only the single-shot PARA OPS device to launch in fiscal 2022 (while the multi-shot device will enter production in 2023), but you refer to the "anticipated commercial launch of PARA OPS product line in the fourth quarter of Fiscal 2022" on page
56. Please
       clarify and revise to consistently refer to the production and commercialization timeline for your PARA OPS product line. Further, refer to your disclosure on page 47 showing a
       "pre-production phase" as part of the "estimate of the additional investment to reach commercialization." Advise whether you consider a product in "pre-production" or
       "outsourced production" to have reached "commercialization." Make any appropriate
FirstName LastNameJeffrey MacLeod
       updates to your chart on page 47, which shows that the singe-shot device will only
Comapany    NameKWESST
       achieve               Micro
                pre-production       Systems
                                in fiscal 2022Inc.
                                               and that outsourced production
will not occur until
August2023.
        26, 2022 Page 2
FirstName LastName
 Jeffrey MacLeod
FirstName  LastNameJeffrey
KWESST Micro     Systems Inc.MacLeod
Comapany
August  26, NameKWESST
            2022           Micro Systems Inc.
August
Page  3 26, 2022 Page 3
FirstName LastName
5. We note your disclosure on page 51 that you "do not expect the ARWEN product line to be material to our operations in Fiscal 2023 and thereafter following the roll-out of PARA
         OPS and other anticipated military contracts." However, you disclose on F-19 that over one-third of your revenues for the three months ended June 30, 2022 were generated by the ARWEN line and you disclose on page 68 that "ARWEN product sales have contributed significantly to our YTD Fiscal 2022 revenues." Given this significant revenue and the fact that your PARA OPS line has yet to reach commercialization, please tell us why you believe you have a reasonable basis to conclude that your ARWEN product line will not be material in fiscal 2023 and thereafter. For guidance, see Item
         10(b) of Regulation S-K regarding disclosures accompanying projections, disclosures of revenue without a measure of income, and the basis for projections. You may contact Melissa Kindelan, Senior Staff Accountant, at (202)
551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Richard Raymer